Williamsburg Investment Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

May 5, 2017

FILED VIA EDGAR

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Williamsburg Investment Trust (the “Trust”)
File Nos. 811-05685; 33-25301
Response to Comments on Forms N-CSR for the Fiscal Year Ended March 31, 2016

Dear Ms. Churko:

Set forth below is the Trust’s response to an oral comment provided by the Division of Investment Management’s staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2017, on the Trust’s annual shareholder report on Form N-CSR for the fiscal year ending March 31, 2016. For your convenience, the Staff’s comment is below in italics, followed by the Trust’s response.

FORM N-CSR COMMENT

1.
The Staff notes that the Flippin, Bruce & Porter Funds invest in written options, but these options are not discussed in the Management Discussion of Fund Performance (“MDFP”) letter to the shareholders. Please confirm that for future MDFP letters the Trust and its advisers will discuss any derivatives held by the Trust’s series pursuant to the guidance provided by the Staff in its letter to the Investment Company Institute dated July 30, 2010 regarding Derivatives-Related Disclosure by Investment Companies (the “Derivatives Letter”).

Response: The use of covered call options by the Flippin, Bruce & Porter Funds did not have a material impact on the Funds’ performance during the March 31, 2016 fiscal year,  The  Trust confirms that future MDFP letters will discuss any derivatives positions or strategies that materially affected a fund’s performance during the period covered by the shareholder report in accordance with Item 27(b)(7) of Form N-1A and the guidance in the Derivatives Letter.

Thank you for your comment. If you have any questions please contact Mr. Mark Seger at (513) 587-3402 or Mr. Bo Howell at (513) 587-3454.

Very truly yours,

/s/ Mark J. Seger	/s/ Bo J. Howell
Mark J. Seger Treasurer	Bo J. Howell Secretary

cc: John L. Chilton, Esq. Sullivan and Worcester LLP